UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 30th, 2026

DATE, TIME, AND PLACE: June 30th, 2026, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.02 % of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

LEGAL PRESENCE: Pursuant to CVM Resolution No. 81/22: (i) the Company’s Officer Mr. Jean Paulo Kambourakis; (ii) Mrs. Anna Paula Dorce Armonia, Accountant of the Company; and (iii) Mrs. Maria José De Mula Cury, representative of PricewaterhouseCoopers Auditores Independentes, specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A.

BOARD: Mrs. Carolina Trindade, as President; and Mr. Rafael Tridico Faria, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of May 29, 30 and June 2, 2026.

AGENDA: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report of Esfera Fidelidade S.A. (“Appraisal Report” and “Esfera” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Merger of Esfera, entered into on May 28, 2026 (“Protocol and Justification of the Merger of Esfera”); (d) To approve the merger of Esfera into the Company, under the terms of the Protocol and Justification of the Merger of Esfera, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely known by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on May 28, 2026; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidated Voting Map disclosed to market on June 29, 2026, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders'

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appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a)        TO RATIFY, by majority, with 7,103,810,543 favorable votes (3,635,308,539 common shares and 3,468,502,004 preferred shares), 36,389 opposing votes (17,946 common shares and 18,443 preferred shares), and 142,191 votes not cast due to abstentions (82,778 common shares and 59,413 preferred shares), the engagement of PricewaterhouseCoopers Auditores Independentes Ltda., the specialized firm responsible for preparing the Appraisal Report.

(b)        TO APPROVE, by majority, with 7,103,743,876 favorable votes (3,635,274,387 common shares and 3,468,469,489 preferred shares), 34,632 opposing votes (18,438 common shares and 16,194 preferred shares), and 210,615 votes not cast due to abstentions (116,438 common shares and 94,177 preferred shares), the Appraisal Report, which forms part of these minutes as Annex A to the Protocol and Justification of the Merger of Esfera.

(c)        TO APPROVE, by majority, with 7,103,696,394 favorable votes (3,635,266,831 common shares and 3,468,429,563 preferred shares), 50,255 opposing votes (31,292 common shares and 18,963 preferred shares), and 242,474 votes not cast due to abstentions (111,140 common shares and 131,334 preferred shares), the Protocol and Justification of the Merger of Esfera, which forms part of these minutes as Annex I.

(d)        TO APPROVE, by majority, with 7,103,747,160 favorable votes (3,635,272,259 common shares and 3,468,474,901 preferred shares), 51,293 opposing votes (31,821 common shares and 19,472 preferred shares), and 190,670 votes not cast due to abstentions (105,183 common shares and 85,487 preferred shares), the Merger, recording that such merger will not result in a capital increase or issuance of new shares by the Company.

(e)        TO AUTHORIZE AND RATIFY, by majority, with 7,103,765,248 favorable votes (3,635,301,564 common shares and 3,468,463,684 preferred shares), 17,828 opposing votes (9,139 common shares and 8,689 preferred shares), and 206,047 votes not cast due to abstentions (98,560 common shares and 107,487 preferred shares), all acts of the Company’s managers necessary to implement the resolutions proposed and approved by the Company’s shareholders.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Leonardo Augusto de Andrade Barbosa – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; JOSE SILVA DE ALMEIDA; MATEUS HENRIQUE NERY DE SANTANA; ANTONIO PAULO LIMA DE CARVALHO; SILLAS ALVES BATISTA; JORAN TENORIO DA SILVA; EDERSON MENDES BATISTA; THAILON DE ALMEIDA SILVA; THIAGO LUIZ MEZENGA; EDSON ROCHA APARECIDO; DANILO MACHADO FONTENLA; MARIO AUGUSTO MENEGHEL RANDO; JEAN MICHEL MARQUES DA SILVA; JULIANO CESAR DIVINO DA S MATUGAWA; VIDALVO SILVINO DA COSTA FILHO; EVERTON HERMES SOUZA ALVES; DANIEL ZAMBIANCO; FELIPE FRANCISCO DA SILVA; SUELEN BATISTA DA SILVA; JONATHAN MESQUITA SILVA; ANTONIO BARBOSA OLIVEIRA; RICARDO RAMALHETE MOREIRA; CELSO RICARDO ROMERA CARDOSO; WILSON ALVES DE SOUZA; EDVANDRO AMANCIO DOS SANTOS; THIAGO VALENTIM PIXITORI CARDOSO; ITAMAR SALES BEZERRA DE MENEZES; FRANK LIMA DE MELO; CARLOS FONSECA AVILA; THIAGO PACHECO CAVALCANTI; FRANCISCO OLAVIO TEIXEIRA COUTINHO;

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JULIANO PEREIRA DA SILVA; JUNIOR FERNANDES DA SILVA; SALVADOR FERNANDES DE JESUS JUNIOR; RICARDO DA SILVA PORTO; SILVANEI ALVES TEIXEIRA; WELCLEYS REZENDE PRADO; WILLER MARCOS FERREIRA; JOAO MERLO FILHO; JEFERSON SALUSTIANO DA COSTA SILVA; LUCIANA MENELAU OLIVEIRA E CRUZ; RONALDO SERGIO COSTA DA FROTA; JOAQUIM CARLOS DE ALMEIDA OLIVEIRA E CRUZ; ROGERIO AZOUBEL; MARCELO RAMOS DURAES; ALOISIO ROBERTO MENDES; RONALDO FRANZOI CANDIDO; ALEXANDRE ALCIDES MORAIS; ADERLAN SOTERO DOS SANTOS; ABILIO BORGES; EMERSON DE FREITAS; FERNANDO QUEIROZ SANTA MARTA; SILAS DE OLIVEIRA MARTINS; SYDNEY CRUZ DE MEDEIROS JUNIOR; ELIVELTON CICHOSKI DA SILVA; IGOR RAMOS DE OLIVEIRA; DOUGLAS GOMES ROCHA; ROBERTO HARUO UECHI; JOSE VICENTE DUTRA; ROMULO QUINTELA DE ASSIS; FERNANDO ANTONIO VERRI FLESSATI; HARLEY DE SOUZA LIMA; IGOR FERNANDES MARQUES DA SILVA; EDUARDO CARDOSO BRAGA; ANTONIO ANGELO DA SILVA NETO; MAICON PIO CORREA; FRANCISCO TEILLON DA SILVA CONCEICAO; ANIBAL LEONARDO SCHMITZ; ANTONIO CARLOS DA SILVA; FRANCISCA FRANCEILDA DOS SANTOS; MARCELO CAVALCANTI BASTOS; WESLEY EVERTON FRANCA DE SOUSA; CARLOS ALBERTO BATISTA DA SILVA; RODRIGO FRAY DA SILVA; THALES DE BRITO CAPARROZ; ANTONIO FRANCISCO DA SILVA FILHO; ALEARDO DA SILVA MACIEL ALVES; ROGERIO GENTIL DOS SANTOS; CARLOS ROSENO DA SILVA FILHO; LUCAS BATISTA DA SILVA PINTO; MAYCK ARAUJO DA SILVA; MICHEL CARNEIRO DE SOUZA; PEDRO CARLOS COSENTINO; JOSE ROBSON DA SILVA; CARLOS HENRIQUE STEIL; MARCO ANTONIO RODRIGUES DE CEIA; GUILHERME GOMES MAGALHAES SILVA; JOSE CARLOS PARIGIO JUNIOR; JEAN ROMERO SANTOS SOUSA; CLEBER LINCOLN ANDRADE COSTA; MARCELO JOVANI D ALMARCO; SILVIO JOSE FERREIRA; RENATO DOS SANTOS FELIX; OSVALDO CASTRO DAS NEVES RODRIGUES SILVA; FABIO CLERICI; ARYOWAN BARBOSA GOMES; FABIO LEME LUCENTI; SAMUEL MANJA SILVA; LAERCIO ARAUJO LIMA; FERNANDA RISHTER LOURENCO ABOU RIZK; BRUNO APARECIDO VIANA DE SOUZA; PAULO FERRAZ PORPINO; RIEV CORREIA DANTAS; ALTAMIR SANTOS FILHO; ROBSON DE SOUZA VASCONCELOS; LUCAS MAGNO RESENDE COELHO; LEVIR ITSURU OGUSUKO; LEONARDO DE OLIVEIRA FABRIS; YONARA DE SOUZA ASSUNCAO MACEDO; JANAINA PINHEIRO SANTIAGO; DANIEL ALVES DA SILVA; CARLOS DE OLIVEIRA; RICARDO YUKYITI MOCHIZUKI OKUBO; ALYSSON GOMES DOS SANTOS; ADEMIVAL DA SILVA TRINDADE; ALEXANDRE JOSE MALACHIAS; RICARDO TAMANINI; CARLOS VINICIUS MORAIS DE CARVALHO; MARIA GABRIELA GONCALVES DE AVILA; JOSE GUILHERME GOMES DE LIMA; ICARO DE PAIVA MAIA FERREIRA; JOSIEL DA CRUZ MACHADO; MANOEL PEDRO GONCALVES DE MEDEIROS JR; CLEVERSON ANTONIO TAUFER; DIOGO SPOSITO; RAFAEL JACINTHO; DIOGO SALGUEIRO FERREIRA; LAZARO MACHADO DE CARVALHO; CLEYTON CASTRO; DEILOR FERRAZ DA COSTA; BRUNO POPIK; ROGERIO FELCAR ZANATA; PETERSON PARREIRAS DE ANDRADE; LEANDRO SOUZA MARTINS; ROGERIO HENRIQUES MOTTA; WANDER JUNIOR COELHO DA SILVA; JAIR DOS SANTOS MACIEL; SAULO SOUZA DOS SANTOS; LUCIO MARCELO DE ANDRADE; JOAO RICARDO JUVENAL GONCALVES; ALBERTO VIEIRA DA SILVA JUNIOR; PAULO ABRAAO DE ALMEIDA PINTO; HIGOR DO AMARAL SIMOES; JOSE LUIS MATOS DA SILVA; FRANCISCO JOSE LOPES AFONSO; MARCELO SOUZA DA SILVA; PRISCILA DA SILVA NASCIMENTO; FABIO FEITOZA DA SILVA; DANIEL BROOKE PEIG; GILBERTO MEIRA DA SILVA; RAFAEL DE ALMEIDA FERREIRA; OSWALDO RAFAEL DE ASSIS; IVO SERGIO BARAN; LUIS CARLOS DE SOUZA; RENATO AURELIO LAUREANO; JOSIVALDO JOSE DOS ANJOS; ROBERTO MOSA COELHO; LEANDRO DE OLIVEIRA STOYAN; LUIS FELIPE ABOU KAIS FREITAS CHAGAS; LUIZ FERNANDO DA SILVA FRANCO; THIAGO VIEIRA HENRIQUE; ARTHUR FERNANDES DE SOUZA; LUCAS OLIVEIRA DA SILVA MASCARENHAS SANTOS; LUIZ FELIPE LOPES MALTA; FRANCO CLEIDSON FONSECA OLIVEIRA; MARCELO RODRIGUES DE LIMA; GILSON ALMEIDA DA SILVA; HELCIO MARQUES DA SILVA FILHO; JOVINIANO DO NASCIMENTO; JOENIA DE OLIVEIRA RUIZ; CELSO RICARDO SCHOEPS 074.298.978-00; DOUGLAS DA CUNHA BARBOSA; MARCOS DONIZETE DE MORAES; THIAGO BARROS DA SILVA CHAFFIN DE AZEVED; CARLOS FERNANDO FREITAS FRANCO; FRANCISCO CELIO COSTA; RAFAEL JULIANO PICCININI; RODRIGO DA SILVEIRA PIVA; WELLINGTON GOMES DE SOUSA; LUCIANO MICHAEL DE SOUZA; CARLOS HUMBERTO AIRES MATOS FILHO; EDUARDO HIDEKI TAKAHASHI NAKAI; LUIZ CARLOS SANTOS DE BARROS; SAMUEL GONCALVES CUNHA; GIULIANO DIAS ARAUJO VASCONCELOS; MARCOS OZORIO DE ALMEIDA; JOSE ALENCAR COSTA SOUSA; EDMILSON VIEIRA DOS SANTOS; HENRIQUE EMANUEL GONCALVES BOTELHO; VITOR AUGUSTO SILVA DE OLIVEIRA; LINDOMAR

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SALU ARAUJO; DENILTON ALVES DE ALMEIDA; MARLON DE MEIRA BRANDT COSTA; APEX CAPITAL INVEST LTDA; TALES GLADIMIR CARDOSO; DIEGO COELHO; EVANDRO NETO DE LIMA; WANDERSON BATISTA DA SILVEIRA; FERNANDO DA CUNHA LOPES; CARLOS ALBERTO COELHO SANTIAGO; FABIO ROBERTO OYAMBURO CHAVES; ADRIANO MORALES; THAILSON DE ALMEIDA SILVA; JOSE CARLOS RODRIGUES CHRISTIANO DE; JORGE SILVA JUNIOR; ROBERTA MARTINS DEQUI; EDSON DOS SANTOS VASCONCELOS; ALBERTO RODOLFO GONCALVES; LEONARDO HENRIQUE AYUB; LUCAS CORREA MARCHETTO; MARCIO DOS ANJOS CUNHA; YURI MAYQUE FERREIRA DA SILVA; TIAGO LOPES MOSCI; FELIPE GRAVENA DIAS; LEANDRO DA SILVA FAGUNDES; DANILO BARBOSA PACHECO; LUIZ GALVAO LINHARES RODRIGUES FILHO; DIEGO ALCANTARA PAGLIOSA; DAVI DE FREITAS PIOVEZAN; LAERTE AMARAL DE SOUZA; CLEBER ANDREY BOLFE; GUSTAVO KOBAYASHI; CARLOS ALBERTO SOUZA SANTOS; RODRIGO BOONE; NAIR MAYUMI KOWATA; MARCOS S BRITO; HILARIO SCHWANZ; DANIEL DE OLIVEIRA SILVA; ANTONIO CARLOS DE LIMA; ALEX DA SILVA MILO; MATEUS PEREIRA BARRETO; CLAUDIA REBELLATO; JOSE ERIORLANDES ALVES DE LIMA; DIOGENES HORTENCIO DE SOUZA; LUIS HENRIQUE DA SILVA CAVALCANTE; ROBERTO VINICIUS PEGHINI; RAFAEL NERI SILVA; KLEDSON SANTOS SILVA; ELISANGELA DE SOUZA SANTOS; RAFHAEL RODRIGUES QUILLES; JOSE HILTON ROCHA E SILVA; JUDIVAN ANDRADE DA SILVA; DANILO SA URTIGA NOGUEIRA; TIAGO CRUZ DA SILVA; FERNANDO ISAAC DO NASCIMENTO MENDES; LUCAS ALVES MELO; ANTONIO CARLOS BUENO RAMALHO; FABIO JUNIO DE SOUZA SILVA; BENEDITO MARIANO GARCIA; RENATO GOMES DA CONCEICAO; BRUNO ZEQUINI ABE; ELAINE RODRIGUEZ DE SOUZA; ANGELO MARCONY MENDES PEREIRA; GILSON MORAIS LOPES; JOSE ROBERTO DE ARRUDA FILHO; JOAO VITOR CARDOSO DA SILVA; JOAO COMARIM FILHO; GIBSON BATISTA GOMES; CLEBER NOBRE DE ALENCAR; JHONES PETTER FAITANO DO CARMO; JOSE ROBERTO RODRIGUES JUNIOR; WESLEY FREITAS SANTANA; TONI JEFFERSON LOPES; FRANCISCO LUIZ FERREIRA FILHO; CLAUDIO CHOYTI HATANAKA; WANDO HENRIQUE DOS SANTOS; BRUNO CAPPELLETTI; REVERTON BERNARDO DOS SANTOS; ALDO JOSE RUIZ DE JESUS; LUCAS CECCHIN; JOSE HERNANE ROCHA DE CARVALHO; WANDERLEY LARUCCI; FRANCOIS NICOLI; ANDRE LUIZ DE REZENDE; MARCELO WILDI VARELA; LINDOMAR SANTOS DA CRUZ; RODRIGO MARTINS DOS SANTOS; PAULO MAURICIO DE MELLO; VINICIUS DE OLIVEIRA DIAS; WANDERLEY WESLEY SHOUGA MENDES; FRANCISCO SANTOS SABBADINI; RODOLFO ANTONIO ALWAN; GABRIEL GESSELE; JOSE MARCELO DE OLIVEIRA; THIAGO FERREIRA DE QUEIROZ; LEANDRO COELHO DE SOUZA; ALEXANDRE RIBEIRO EZEQUIEL; EVANDRO ONOFRE DA SILVA; CLAUDIO ALEXANDRE DOS SANTOS MARIA; WENDEL APARECIDO MARTINS; RAFAELLE APARECIDA PROCOPIO DOS SANTOS; KAUA ALVARO SILVA TEIXEIRA; PAULO HENRIQUE DA SILVA OLIVEIRA; RICARDO MARTINS BARBOSA; CASSIANO AUGUSTO DE SOUZA CICERO; LUIZ CARLOS OLEGINI VASCONCELLOS; LENON MARTINS LOUREIRO DA SILVA; EDMILSON BALDUINO MARINHO JUNIOR; CARLOS EDUARDO ARAUJO DA FONSECA; LUCCA CAPUZZO; LUIS CAPUZZO; CLAYTON HERBE RODRIGUES DE ARAUJO; JOAO SERGIO LIMA DE FREITAS; SERGIO RICARDO GOMES BARBOSA; JOSE LUIZ MARIN; EDILSON ALVES FIGUEREDO; CAIO OLIVEIRA SANTOS; WILLIAM DE QUEIROZ; ABNER CONCEICAO DA ROCHA; DAVID ALVES DOS SANTOS NETO; CARLOS BUCK DE LIMA; LUCIANA NICODEMOS DE FRANCA; GILMAR RIBEIRO DA ROSA; GLEYDSON PUBLIO AZEVEDO; ANDRE SOARES DE VASCONCELOS; EDGAR MELO VIEIRA PEREIRA; ELI BARCELOS; LUCA AUGELLI; JOSE FRANCISCO DOS SANTOS FILHO; NOE CALASSIO ALVES; DANIEL KAMEKITI YONAMINE; ALESSANDRO SILVA DE SOUZA; NILSON ALVES CORREA; JEFERSON DA SILVA RODRIGUES; EDMEA ANDRADE DE AZEVEDO OLIVEIRA; CRISTIANO ANTONIO DE OLIVEIRA; VICTOR RICHARD FERREIRA DA SILVA; GUILHERME RODRIGO ZILIOTTO DA SILVA; JORDANA DA SILVA BARCELOS; JOAO ARAUJO PINHEIRO FILHO; LUIS FELIPE FERREIRA DA SILVA; LEONARDO CAJUEIRO D AZEVEDO; GUILHERME HENRIQUE DE JESUS LIMA; CARLOS AUGUSTO SANTANA DE ALMEIDA; ROMARIO DUTRA TEIXEIRA; EDILAN LEANDRO DA SILVA; KIRK ANDERSON BASTOS VIANA; PEDRO SPONTONI JUNIOR; JOAO BATISTA DO NASCIMENTO SILVA; TAIZ SILVA PEREIRA DE ASSIS; ALVARO GOMES; ROBERTO RODRIGUES CARDOSO; PAULO CESAR FERREIRA E SILVA; VALDIENO MIGUEL ARAUJO; GUSTAVO BRITO DO NASCIMENTO; ANTONIO INACIO DA ROCHA; GILBERTO GOMES DOS SANTOS; JEFFERSON ANTONY PRADOS; WILMAR KLEEMANN; MIRIAM VIVIANE SOUZA SILVA; CLAUDIO DE SOUZA MIRANDA; GILSON ROBERTO FERREIRA; ARIEL LUIZ DA SILVA PAES; YAN MATTEO NASCIMENTO DE FREITAS; JESSICA GUERRA DE ALENCAR ARARIPE;

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EDSON TAKEBAYASHI; MIGUEL EDUARDO DOS SANTOS MARQUES DA SILVA; WESLEY T DA SILVA; YURI SANTOS DE SOUZA; IVAN PERES; ADRIEL BESERRA DE OLIVEIRA; DIEGO SANTANA; FABRICIO MARCOS KLOCK; JEAN LUCCA DA SILVA LOPES; GUSTAVO DE ASSIS OLIVEIRA; FELIPE SALAZAR JACQUES; LEVI LOPES DOS SANTOS; ANTONIO LAURENTINO SOUTO NETO; THIAGO SILVA SANTOS; ELDER SANTOS NAZARETH; MARCELO SILVA ALVES DIAS; MARLON FERNANDO ALVES ZATSKO; RANNISON DIEGO RODRIGUES DA SILVA; NEUDES CARVALHO DA SILVA; DILSON LUIZ PERICO; MAGAIVE CARNEIRO DOS SANTOS; ANDERSON FERREIRA SOUZA SANTOS; EDNEI CERQUEIRA DOS SANTOS; LUCIANO GONCALVES DE OLIVEIRA; MARCO ANTONIO PEREIRA AMARAL; DANILO DIONE MAGALHAES DA SILVA; LEONARDO SCOFONI ROSSIGNATTI; FABIO KENEDY ALMEIDA TRIGUEIRO; EBER LINCOLN LEIVA DE ALMEIDA; ADILSON BARBOSA CAMACHO; MATHEUS BRAZ DE SOUZA; EDUARDO MICHELETTI OZILIERI; FERNANDO SILVA ZANGRANDE; CLODOALDO GHELLERE; LUCAS QUIROGA VOLPE DE ARAUJO DIAS; WILLIAM DA SILVA; DAG JOSE GAIO; MAURO HAYASI HORIKAWA; JULIO CESAR BADINI; JOSE FERNANDES AREND; ANTONIO ROBERTO DA COSTA; FLAVIO SAMPAIO DOMINGUES; CAUE MENDES TAVARES; WILJONES BARROS FONSECA; NELSON FRANCA; PAULO SERGIO MORAES RAMALHO; CHOGO IRAHA; MARCO CAVADAS DA SILVA; LUCIANO ARNALDO MIAN COVOLAN; JOSENILDO DE LIMA MOREIRA; FELIX HUMBERTO FRANCA; THALES BRANDAO FEITOSA DE SOUSA; HENRIQUE XAVIER DE MEDEIROS CANDELOT; IGOR CARDOSO DE OLIVEIRA; ROGERIO NILTON MARTINS; WANDES NUNES DE OLIVEIRA; MARCELLO CHAVES ROSA; DANILO CORIOLANO RIBEIRO CAVALCANTE; ISAIAS NATANAEL RAVIZZA; IVAN PAULO MENESES CORREA; DANIEL ALEXANDRE HOMEM; LUIS HENRIQUE MONTEIRO SIMOES; LUCAS DOS SANTOS PARANHOS; WILSON SILVA JUNIOR; CAIO RODRIGO MATOS DE MORAIS; WALDEMAR FERNANDES SERRA; FERNANDO PRADA; GIBSON BISPO CONCEICAO; MARCELO PEREIRA DA SILVA; HUGO ELIAS TERUO ISHIZAWA; NILTON DE BARROS ABREU JUNIOR; MELISSA MEDRANO GOMES; LEONARDO BEZERRA DE SOUZA; GREISON MARTINS DA SILVA; LUIZ FERNANDO DA SILVA; ROBERTO GONCALVES HARALAMBIE; ANDRE LUIS PINHEIRO; DOUGLAS DE MOURA ESTEVAO; AGUINALDO LUIS DA SILVA JUNIOR; PAULO ALEXANDRE SACRINI; RAFAEL RIBEIRO DE SOUZA; GUILHERME HENRIQUE FERRAZ CAMPOS; CLEOMAR BLASER; CARLOS CESAR CAVALCANTE DIAS; RAFAEL TAVARES BORGATO; CARLOS ALBERTO FRANCO DE ANDRADE; RODRIGO CESAR DOS SANTOS; JOCIMAR NEVES DE SOUZA; CARLOS HENRIQUE BARBOSA CASSA JUNIOR; FABIO MATOS CORREA ANDRADE; RENATO MATRICARDI; ONIVALDO ZANGIACOMO; LAÉCIO SANTOS CAVALCANTE; MELKZEDEKUE DE MORAES ALCANTARA CALABRESE MOREIRA; MATHEUS EDUARDO GOES MARQUES DOS SANTOS; RAMANY NUNES CUNHA SERRA; PEDRO MASCARENHAS SLOMKA DE OLIVEIRA; ALAN RICARDI LARANJEIRA; THIAGO NOGUEIRA NALBONES BARBOSA; CARLOS EDUARDO MC CARDELL PASSARELLI; DALTON LUIZ SCHIESSEL; ESTANISLAU BARBOSA COSTA; LAURO ROGERIO URBANO; BENEDITO CARLOS LOPES BURRONE; MARCELO SILVA FERNANDES JUNIOR; MAURICIO GUADAGNINI JUNIOR; ANTONIA RODRIGUES DE SOUSA; MARCOS ANTONIO DA SILVA RODRIGUES CARVALHO; ANDERSON HELENO ALVES SARTORI; CARLOS ADRIANO DE ANDRADE; RAFAEL LIMA DOS SANTOS; MARCELO RADAELLI; JEAN PEDRO SBARDELLOTO; JULIO CESAR DE MELO; ALBERTO DE SANTANA ANDRADE; HELIO AKIRA HORIE; CLAITON BALDASSO; FERNANDO HENRIQUE BARBOSA; MATHEUS TASSETANO GALACIO; MARCUS VINICIUS PERETTI DE ARAUJO; MATHEUS DA SILVA SENA SILVA; LAMARTINE CESAR LEITE; ENRICO MENEZES COELHO; JOSE HENRIQUE AMARAL GONCALVES; JOSE ROBERTO VIEIRA DA SILVA; ALBERTIANO DIAS DA SILVA; JONATHAN LOUSADO SILVA; GABRIEL QUEIROZ BASTOS; HUDSON GUIMARAES RODRIGUES; PAULO ROBERTO CESAR FERNANDES; ANDRE LUIZ MORELLO; LUIZ FERRAROTTO; THIAGO VINICIUS NOGUEIRA; FABIO LUIS BRUN; ALESSANDRO RIBEIRO TAQUES; ADRIANO DOS SANTOS GOMES; JULIANO FRANCISCO ANGELI; CARLOS ALBERTO MAZIERO; JEFFERSON DE SOUZA MIRANDA; RONAN SOARES GONCALVES; SERGIO MUNIZ DE ARAUJO; ELVIS ECCEL; EDSON ZAMBON MONTE; LUIZ ANDRE DE OLIVEIRA; JOSE EUCLIDES FERNANDES GIGLIO; IGOR FELIPE DE SOUZA MARIANO; ANGELO BLANCO DA COSTA NETO; DAVIDSON BARBOSA PEIXOTO DE ALENCAR; MAGNO JOSE DA SILVA; FABRICIO CARVALHO MIRANDA; PATRICIO KLAIN GOMES; GABRIEL ALVES DE AZEVEDO; WILLIAM APARECIDO DE FARIA; EDICLECIO NASCIMENTO SANTOS; DANIEL VITOR LOPES SILVA; ALBERTO JANDRE DOS SANTOS; NEREU GABRIEL KKARDIFF; LORENO MIGUEL HOFF; IVANDRO PEREIRA DE ALMEIDA MIRANDA; FABIO MARQUES RODRIGUES; VINICIUS DE

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FRANCA DA SILVA; JOAO VICTOR VIRIATO BARBOSA; LUIS ROBERTO SPEHAR; HUGO RODRIGUES DE AQUINO; ANTONIO LEVI DUARTE DA CUNHA; ALESSANDRO ZERBINI RUIZ BARBOSA; ALESSANDRO DELAM CAMARGO; INDAIA GLAUCIA ALVES; IVAN LEITE DA SILVA; BRUNO KALAF; JOAO GUILHERME PEREIRA; CICERO VALDIR DE SOUSA ROCHA; KAIQUE MIRANDA COSTA LOBO; CLISTENES HENRIQUE DA SILVA; MARCOS PEREIRA DA SILVA; EDER ALMEIDA RAMOS DE JESUS; DIEGO LAMB PEREIRA; REINALDO DA SILVA SANTOS; ALVARO GUILHERME GASPARINI PASSOS; LEONARDO DE OLIVEIRA CORREA; MARCO AURELIO CHAGAS VIEIRA; JOSE DOS NAVEGANTES DOS SANTOS MOTA; HENRIQUE SANTOS; ALEX BARBOSA DA SILVA; TONIMAR ALEXANDRE DOS SANTOS; PAULO SERGIO MENEZES DE SOUZA SANTOS; DANILO PIRES DA SILVEIRA; MILTON ROBERTO DINIZ; IRINEU LEONARDO JUNIOR; CARLOS BARROMEU DA SILVA SANTOS; LUIZ PASSALACQUA; CICERO FERNANDO RODRIGUES MATOSO; LEANDRO AMARO ALVES; LEANDRO CEZAR TEIXEIRA; MAGNO AMELIO DE MORAES; LUCIANO DA SILVA LIMA; ADILSON CARLOS BETTI; LEONARDO VALVERDE CALIXTO DE ALMEIDA; FREDERICO CESAR PINHEIRO GONCALVES; MARCOS ROGERIO PAIVA FONSECA; MARCIO DIEGO MACHADO DE MATOS; MICHAEL MILLAN CARDOSO ANDRADE; FERNANDO IGE KUSABARA; MAURO DIAS NISENSON; FERNANDO RETUMBA CARNEIRO MONTEIRO FILHO; JULLY EDUARDA ZOBOLI PEROSSO; CONRADO FERNANDES BARROS; ERICO GIUVAINE STEIN MACHADO; MATHEUS OLIVEIRA SILVA; JEFFERSON EDUARDO BUSATTO; CLAUDIO ANTONIO LINHARES VARGAS; GUSTAVO PEREIRA CORREIA; LAYLSON ANTHUNE RODRIGUES PEREIRA; RODOLFO HAMPEL FLECK; IRAILDES RAIMUNDA L PAIXAO; EVERSON DOS SANTOS CAVALCANTE; RODRIGO GUEDES DE CAMARGO; DANIEL BUENO; BRUNO MORAES DA SILVA GOMES LUCAS; HERICO JOSE CANDIDO NOCCHI; GUSTAVO PIRANGA MIGUEL; REINALDO MALANDRIN; MARIA DE FATIMA FERREIRA DOS SANTOS; MARCELO GESTA PALMARES MARTINS; MOISES BARCELOS GUERRA PINTO; GISMAR ALCIDES FRANCA; JADSON KAYO DO NASCIMENTO RODRIGUES; DANIEL FERREIRA DA SILVA; MALCO HENRIQUE DA SILVA; ANTONIO FRANCISCO PAIVA; ROMAN DARIO CUATTRIN; ERIC VINICIUS DO NASCIMENTO; GUARACI DA COSTA; ARENILSON RODRIGUES DOS SANTOS; BRUNO CARDOSO DORNELES CASTRO; ROGERIO FERREIRA COELHO; ANTONIO TEODORO CARVALHO; IGOR SIPRIANO SILVA; LUIS ANTONIO MACHADO PACHECO; ANDERSON DE JESUS FRANCHINI MALOSTO; MURILO GARCEZ LOPES; LEANDRO YOSHIOKA; JEAN LINE PIERRE; EDELSON PEDRO CARDOSO; LUIZ RICARDO VIEIRA DOS SANTOS; FRANK DOS SANTOS RAMOS; MARCONE FERREIRA DA SILVA; EVERTON DE GUSMAO ROCHA; IGOR CORDEIRO DE SOUZA; MARCELO DE SOUZA CRUZ LADEIA; AMILTON KURAZ; PAULO ROBERTO FARINA RAMOS; YAN DE MELLO MAIA MARTINS COUTINHO; PAULO HENRIQUE SANTANA DAS CHAGAS; DANILO DO PRADO OLIVEIRA; RICARDO SOITI SAKON; ERIKA ALBUQUERQUE RIBEIRO ALVES; BRENO COSTA RESENDE; WILTON PEREIRA MACEDO; HUMBERTO TADASHI TSUBAMOTO; JULIANO ALVES DA SILVA; JADESON MARCOS DE ARAGAO; FABIO NUNES RAMOS; CARLOS EDUARDO VIEIRA LIMA; CLOVIS GARCIA MARCONDES; AUGUSTO GONZALEZ; RODRIGO DA SILVA PRADO; SÉRGIO CARNEIRO VIANA; CESAR FELIPE PIUCO; ROBSON ALVES PEREIRA ALEXANDRE; MAURICIO SANCHES MENDONCA; DANILO ALMEIDA DIAS; RAFAEL PAIVA DE LUCENA CORREA; FRANCISCO LUCAS RODRIGUES DIAS; STEPHANY MEDEIROS MIRANDA; ALICE E VASCONCELOS ARAUJO; JAKSON DA SILVA CUNHA; PEDRO ADOLFO RODRIGUES DIAS; MARCOS AURELIO FERREIRA; MATEUS CERQUEIRA SANTOS; NELSON SHOJI SHISHITO; EDSANDRO ALVES PEREIRA; OCIMAR GERALDE; ENIR DOS SANTOS CERQUEIRA REIS; NATALICIO DE SOUZA DOS SANTOS; VITOR GABRIEL DE CASTRO RIBEIRO; JOSE EDGAR SOUSA MACIEL JUNIOR; KELLY PEREIRA DE LIMA; JUAN ALEX AIOLFI; HILDA IRENE GONZALEZ ESCUDERO; MARCELO INDA ZERBES; FABIO ANTONIO DE FREITAS FERREIRA; JEAN CARLOS DUARTE MATEUS; BETANIA DE ALMEIDA PEIXOTO; JOSIEL GAVA BERGANTON; ALEXSANDER CRISTO PISKE; EDUARDO TAMIOSSO VILAVERDE; LEANDRO JOSE FERREIRA; PATRICIA APARECIDA ROSA LOPES DE ALMEIDA; ROGERIO CEZAR ESPICALSKY; ALEXANDRE DE ANTONIO; DIEGO KIAN; JOAO RICARDO MACEDO MEDEIROS; OTAVIO LEITE ROTHEBARTH; EDILSON DOS SANTOS NUNES; LUCAS EVANGELISTA PEDROSA; EDIRENIO ALTINO MACHADO JUNIOR; ROBERTO DIOGO TAVARES; MARCO AURELIO DA SILVA NUNES; GRAZIAN RAMON SA; EMERSON DA SILVA; JEFERSON RICHARD DE LIMA; SERGIO SLEUTJES; SIMONE CAMARGO DE FIGUEREDO; ANDERSON GABRIEL DOS SANTOS; LEANDRO ALFANO DE CAMARGO; CHARLES HUMBERTO EFFGEN WERNESBACH; MARIO ROBERTO MELO SILVA; SERGIO DIAS ALVES; TAIRONE ALVES BARRETO; HENRIQUE SOARES DE SOUZA; ABELL REIS

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DE CARVALHO; EGNALDSON MARQUES DA SILVA FILHO; WILLIAM ALVES SERENO BORGES; EDSON SHOJI SUZUKI; RICARDO VITAL OLIVEIRA; FABIO BARRETO DE GOIS; MIGUEL ARAUJO JUNIOR; FABIANO TREVIZAN; SERGIO AUGUSTO DE MORAES; SERGIO RENATO DANTAS PINTO; GILDO ARAUJO DE MORAES; RYAN MARCELINO DE CARVALHO; OCTAVIO AUGUSTO FELIPE; EZIO MELLO; ROGERIO BIONDI; RAFAEL DA SILVA COSTA; WAGNER ELIAS PEREIRA; CHRISTOPHER PASSIANE TORELLI; ALIRIO ANDRE DE ARAUJO; JOSE RIBEIRO DOS SANTOS JUNIOR; WELISSON BATISTA FRAMBOLZ; PAULO BASTOS; HELIO FERNANDO PECANHA VARELA; ADRIANO MARCOS IORI; PEDRO GUILHERME CENTA DO AMARAL; CARLOS LEOPOLDO WENTZ; BRENO OTTONI FRAGIORGE; JPMORGAN GLOBAL ALLOCATION FUND; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; INVESTERINGSFORENINGEN BANKINVEST, EMERGING MARKETS AKTIER K; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; CONSTRUCTION BUILDING UNIONS SUPER FUND; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; MINISTRY OF ECONOMY AND FINANCE; VANGUARD EMERGING MARKETS STOCK INDEX FUND; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; FACTORY MUTUAL INSURANCE COMPANY; INVESTERINGSFORENINGEN BANKINVEST - EMERGING MARKETS AKTIER; STOREBRAND SICAV; VANGUARD EMERGING MARKETS EX-CHINA ETF; VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND; MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND; CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL INTERNATIONAL FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; ARROWSTREET GLOBAL EQUITY FUND; NEW WORLD FUND, INC.; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; ALTAIR DOMINGOS DA SILVA; JOSE APARECIDO DA SILVA; MARILINE DA COSTA LUZ MAGNUS DE SOUZA; RENATO DE A FERNANDES; MARIO ROBERTO BARBOSA CAMPOS; HERMENILDO DA SILVA CARDOZO; GERMANO SORIANO DE SA; GIULIANO RODRIGUES PINTO; ELINALDO VIEIRA DOS SANTOS; JAIME WEHRMANN; WILSON LUIZ NEGRINI DE CARVALHO; LUIZ ROBERTO LISBOA; JAIR ROBERTO CARLESSO; LUIZA OTILIA MUNIZ FARIAS; LEONARDO DE OLIVEIRA VIANA; SOSTERES CARVALHO DE SOUZA; ALEXANDRE FERREIRA; MATEUS MENEZES DO NASCIMENTO; ALCIDES SOARES PONS; MURLI SAWNANI MEHERCHANDANI; EDSON DA SILVA BRUM; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; UTAH STATE RETIREMENT SYSTEMS; AMERICAN FUNDS INS SERIES NEW WORLD FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; DIMENSIONAL EMERGING MKTS VALUE FUND; ALASKA PERMANENT FUND; MANAGED PENSION FUNDS LIMITED; CITY OF NEW YORK GROUP TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; RAYTHEON TECHNOLOGIES C. M. R. TRUST; STANLIB FUNDS LIMITED; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; SPDR SP EMERGING MARKETS ETF; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; DWS LATIN AMERICA EQUITY FUND; STATE UNIVERSITY RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; COLONIAL FIRST STATE EMERGING MARKETS FUND 4; NAV CANADA PENSION PLAN; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; PICTET GLOBAL SELECTION FUND - G G M FUND; SCHWAB EMERGING MARKETS EQUITY ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; AUSTRALIAN RETIREMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; FIRST TRUST LATIN AMERICA ALPHADEX FUND; ISHARES V PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ARROWSTREET US GROUP TRUST;

7

ISHARES EMERGING MARKETS DIVIDEND ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; STATE STREET IRELAND UNIT TRUST; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); BETASHARES GLOBAL BANKS ETF - CURRENCY HEDGED; SPDR SP EMERGING MARKETS FUND; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; LEGAL GENERAL U. ETF P. LIMITED COMPANY; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; PIMCO RAE EMERGING MARKETS FUND LLC; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET COLLECTIVE INVESTMENT TRUST; NEPC INVESTMENT LLC; THE BOARD OF THE PENSION PROTECTION FUND; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; CC&L U.S. Q MARKET NEUTRAL ONSHORE FUND II; ARROWSTREET CAPITAL COPLEY FUND LIMITED; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; MBB PUBLIC MARKETS I LLC; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; LEGAL & GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MERCER EMERGING MARKETS SHARES FUND; MACKENZIE EMERGING MARKETS LARGE CAP FUND; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; MERCER UCITS COMMON CONTRACTUAL FUND; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; CAMBRIA GLOBAL VALUE ETF; CC&L Q EMERGING MARKETS EQUITY FUND; ARROWSTREET (DELAWARE) L/S FUND L.P.; CPPIB MAP CAYMAN SPC; WELLINGTON-CIS GLOBAL EQUITY FUND, L.P.; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET CLARENDON TRUST FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; INVESCO BCPL BADGER FUND; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; ARROWSTREET CAPITAL EXETER FUND LIMITED; CC&L Q INTERNATIONAL EQUITY FUND LP; PICTET EMERGING MARKETS RISING ECONOMIES ETF; CUSTODY BANK OF JAPAN, LTD. SMTB GLOBAL FINANCIAL; ANDRE GUSTAVO DA SILVA AZEVEDO; CHARLENE DE ASSIS DA SILVA; GABRIEL DE SOUZA VIEIRA BATISTA; RENATO MOTA E SILVA; MARCIO FERNANDES; MARLON ANDRE MLLICH; ERLON FERNANDES DE SOUSA; FABRICIO MIRAGLIA; PAULO ROBERTO KROBATH; MARISA VIEIRA MAGALHAES; RICARDO CAMPOS DOS SANTOS; JORGE LUIS CURY; LUCAS HENRIQUE VIANA; MAIKO LUIS MIORANDO; JACKSON FELIPE ERIG; DIEGO DA SILVA LIMA; NORGES BANK; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SERGIO LUIS DUTRA DA CRUZ; FERNANDO ARAKAKI; VINICIUS DE SOUZA LANDIM; DENY DOS SANTOS RODRIGUES; AURELIO PACHECO RIOS DUARTE; THIAGO MENDES ROSA; ANTONIO GERALDO ALVES QUEIROZ; JOAO PEDRO MOREIRA E MOREIRA; HUGO CANOA DE OLIVEIRA PARREIRA; CESAR AMARO DA SILVA; TIAGO MOREIRA COELHO; MARCOS ALVES MARTINS; EMANUEL TOBIAS VIEIRA DOS SANTOS; MARCELO COUTO DE SANTANA; VINICIUS ALVES DE ALMEIDA VEIGA;

8

MATHEUS LEONEL PAGGI; ZENEIDA TEIXEIRA PINTO; e SANDRO CASTRO DA SILVA – by remote voting ballot; IT NOW ISE FUNDO DE INDICE; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES; ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO; ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC; IT NOW IBOVESPA FUNDO DE INDICE; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU ACOES DIVIDENDOS FI; ITAU EXCELENCIA SOCIAL ACOES FUNDO DE INVESTIMENTO SUSTENTAV; ITAU IBRX ATIVO MASTER FIA; ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R; IT NOW IFNC FUNDO DE INDICE; IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND; ARROWSTREET US GROUP TRUST, represented by Christiano Marques de Godoy, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

São Paulo, June 30, 2026.

Rafael Tridico Faria

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer